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                                   COMPANY CONTACT:    DOMINICK J. VALENZANO
                                                       CHIEF FINANCIAL OFFICER
                                                       212-563-3355

FROM:  TRANS WORLD GAMING CORP.
       ONE PENN PLAZA
       SUITE 1503
       NEW YORK, NY  10119

                 TRANS WORLD GAMING CORP. SIGNS AGREEMENT TO ACQUIRE
                                 21ST CENTURY RESORTS

                 - COMPANY SECURES $1.7 MILLION IN BRIDGE FINANCING -

             - TRANSACTION MARKS FIRST STEP IN INTERNATIONAL EXPANSION -


          NEW YORK, NEW YORK, JANUARY 20, 1998: TRANS WORLD GAMING CORP. ("TWG")(OTC BULLETIN BOARD: IBET, IBETW) today announced that it has signed a stock purchase agreement to acquire 21st Century Resorts, a Czech joint stock company, which owns exclusive casino licenses in Ceska Kubice, Rosvadov and Chvalovice. The terms were not disclosed. The Ceska Kubice and Rozvadov casinos are located on the border of the German State of Bavaria, one of the wealthiest areas in Germany. The closing of the acquisition is subject to a number of conditions and is expected to occur in March 1998.

          In conjunction with the transaction, TWG has obtained $1.7 million in bridge financing from a private investor to be used, in part, for deposits to secure, among other things, the acquisition of 21st Century Resorts in the Czech Republic. The financing consists of a one-year, 12% loan for $1.7 million and up to 291,000 warrants to purchase TWG common stock exercisable at $0.50 per share through December 31, 2002. The Company is currently in negotiations to obtain additional financing of up to $16 million to complete the acquisition.

          In addition to operating casinos in Ceska Kubice and Rozvadov, TWG will, as part of the transaction, also obtain land in Chvalovice, on the Czech-Austrian border, which the Company plans to use as the site for a third casino. Pending the receipt of appropriate permits and licenses, the latter site is expected to open in the second half of 1999. Upon completion of this transaction, Trans World Gaming will operate these casinos as a wholly owned subsidiary.



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     TRANS WORLD GAMING CORP.
     PAGE TWO




          Commenting on the acquisition, Andrew Tottenham, President & CEO of Trans World Gaming stated, "We are excited by this significant venture and view the Czech market as a key component of our growth strategy. This acquisition provides the Company with the opportunity to enter and expand the emerging Czech gaming market and takes us one step closer to realizing our long-term goal of becoming a premier international operator of small and medium sized casinos. We are confident the combination of our expertise in operating and expanding turnkey operations, and the location of the current and future casino sites near the Austrian and German borders, offer a solid platform for growth."

          Trans World Gaming owns and operates two casinos featuring video poker in Louisiana, and MATS, a casino software company in Colorado. Through its subsidiary, Tottenham & Company, TWG manages the Boxer Casino in Azerbaijan and is an international gaming consultancy, serving clients in North and South America, Europe and the Far East. With offices in New York and London, the Company plans to specialize in small to medium casinos in local venues worldwide.


     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts contain forward looking information with respect to plans, projections or future performance of the Company, the occurrence of which involve certain risks and uncertainties detailed in the Company filings with the Securities and Exchange Commission.

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